UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 2 July 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that further to the announcement of 26 June 2019 that the Court Hearing to sanction the Scheme had been rescheduled to 8 July 2019, Realm announces an updated expected timetable of principal events.

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

Updated Timetable of Principal Events

The Scheme remains subject to sanction by the Court at the Court Hearing, scheduled for 8 July 2019, and the delivery of a copy of the Court Order to the Registrar of Companies. Realm expects that the Scheme will become effective (and the Acquisition will complete) on 10 July 2019, if the Court sanctions the Scheme.

Further to the announcement on 16 May 2019, the Nasdaq Hearing Panel (the “Panel”) has granted Realm’s additional request for a delay of any delisting action in relation to the Realm ADSs until 10 July 2019, to permit the completion of the Acquisition. Should the Acquisition fail to complete on or before 10 July 2019, the Realm ADSs may be delisted from Nasdaq. Assuming that the Scheme is sanctioned by the Court on 8 July 2019, it is expected that trading of the Realm ADSs will be suspended before the start of trading on Nasdaq on 10 July 2019. It should be noted that persons who acquire Realm ADSs after the Scheme Record Time of 6.00 p.m. (BST) on 9 July 2019 will receive New Essa Shares in settlement of their acquisition of Realm ADSs in accordance with the procedures set out in the Scheme Document and as described below.

An updated expected timetable of principal events is set out below.

Event	Time/date*
Court Hearing to sanction the Scheme	8 July 2019
Scheme Record Time	6.00 p.m. 9 July 2019*
Effective Date of the Scheme	10 July 2019*
Issue of New Essa Shares	10 July 2019*
Listing of New Essa Shares on TSXV and Nasdaq	10 July 2019*
Suspension of trading of Realm ADSs on Nasdaq	10 July 2019*
New Essa Shares registered through the DRS	By 17 July 2019*
Essa CDIs credited to CREST accounts (in respect of Realm Scheme Shares held in uncertificated form only)	By 17 July 2019*
Despatch of statements of entitlement relating to New Essa Shares held through DRS (in respect of Realm Scheme Shares held in certificated form only) and payment of fractional entitlements	By 17 July 2019*
Crediting of New Essa Shares for Realm ADS Holders	By 19 July 2019*
Long Stop Date	31 July 2019**

* These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

** This date may be extended to such date as Realm and Essa may agree and the Court (if required) may allow.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 2, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 2, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer